UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

Minutes of the Board of Directors Meeting held on May 25, 2023

DATE, TIME AND PLACE: On May 25, 2023, at 3 p.m., by conference call, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) have met, with the attendance of all of its members.

CALL NOTICE AND ATTENDANCE: The call was waived in view of the attendance of all members of the Board of Directors.

MEETING BOARD: Deborah Stern Vieitas, Chairman. Daniel Pareto, Secretary.

AGENDA: To resolve on the election of the members of the Advisory Committees to the Company's Board of Directors for a new term.

RESOLUTIONS: After due clarification, the present members of the Board of Directors, unanimously, APPROVED the election of the following members to the Advisory Committees to the Board of Directors, pursuant to Article 17, XXI and XXIX, of the Company's Bylaws:

(i) as members of the Audit Committee, for a one (1) year term, which shall extend until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2024 Ordinary Shareholders Meeting: Mr. Pedro Augusto de Melo, Brazilian, married, accountant, holder of identity card RG No. 8,343,735-6, registered with the CPF/MF under No. 011.512.108-03, as Coordinator, pursuant to § 3 of article 30 of the Company's Bylaws; Mrs. Andrea Maria Ramos Leonel, Brazilian, divorced, bachelor in economics, holder of the Identity Card RG No. 084716873 SSP / SP, enrolled in the CPF/MF under No. 104.434.358-39; Ms. Maria Elena Cardoso Figueira, Brazilian, divorced, economist, holder of the identity card RG nº 06.999.925-8 DIC/RJ, registered with the CPF/MF under nº 013.908.247-64, as technical qualified member, pursuant to Article 9, § 6 of CMN Resolution No. 4,910/2021; Mr. René Luiz Grande, Brazilian, married, economist, holder of the identity card RG nº 6.309.316-9-SSP/SP, registered with the CPF/MF under nº 583.893.348-87; and Ms. Vania Maria da Costa Borgerth, Brazilian, married, accountant, holder of the identity card RG nº 06.417.462-6 SSP/RJ, registered with the CPF/ME under nº 774.502.057-34 all with offices at Avenida Presidente Juscelino Kubitschek, no. 2041, CJ 281, Bloco A, Cond. Wtorre JK, Vila Nova Conceição, São Paulo/SP, CEP 04543-011.

(ii) as members of the Risk and Compliance Committee, for a term of office entering in force until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2025 Ordinary Shareholders Meeting: Mr. José de Paiva Ferreira, Portuguese, married, business administrator, holder of the identity card for foreigners RNE No. W274948-B, registered with the CPF/MF under No. 007.805.468-06, as Coordinator; Mr. Jaime Leôncio Singer, Brazilian, married, business administrator, holder of the identity card RG nº 39.874.333-2 SSP/SP, registered in the CPF/MF under nº 352.705.005-15; all with offices at Avenida Presidente Juscelino Kubitschek, no. 2041, CJ 281, Bloco A, Cond. Wtorre JK, Vila Nova Conceição, São Paulo/SP, CEP 04543-011.

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[Free English Translation]

(iii) as members of the Sustainability Committee, for a term of office entering in force until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2025 Ordinary Shareholders Meeting, Ms. Marilia Artimonte Rocca, Brazilian, legally separated, administrator, holder of the identity card RG nº 24.938.902-2 SSP/SP, registered with the CPF/MF under nº 252.935.048-51, as Coordinator; Mrs. Andrea Marques de Almeida, Brazilian, divorced, engineer, holder of the Identity Card RG nº. 07.648.624-0, registered in the CPF/MF under the nº. 014.701.357-79; Mr. Álvaro Antônio Cardoso de Souza, Portuguese, married, economist, holder of the RNE identity card No. W401505-E, registered with the CPF/MF under No. 249.630.118-91; Mr. Carlos Aguiar Neto, Brazilian, married, engineer, holder of the Identity Card RG No. 19129986 SSP/SP, registered with the CPF/MF under No. 153.127.368-80; Mr. Tasso Rezende de Azevedo, Brazilian, divorced, forestry engineer, holder of Identity Card RG No. 20,217,603-4 SSP/SP, enrolled in the CPF/MF under No. 151,404,518-40; and Mr. Luiz Masagão Ribeiro Filho, Brazilian, married, business administrator, holder of the Identity Card RG No. 24,105,527-1 SSP/SP, registered with the CPF/MF under No. 214,670,788-75 all with offices at Avenida Presidente Juscelino Kubitschek, no. 2041, CJ 281, Bloco A, Cond. Wtorre JK, Vila Nova Conceição, São Paulo/SP, CEP 04543-011.

(iv) as members of the Nomination and Governance Committee, for a term of office entering in force until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2025 Ordinary Shareholders Meeting, Ms. Deborah Stern Vieitas, above qualified, as Coordinator; Ms. Deborah Patricia Wright, Brazilian, divorced, business administrator, holder of the identity card RG No. 9.252.907-0 SSP / SP, registered with the CPF/MF under No. 031.544.298-08, both with offices at Avenida Presidente Juscelino Kubitschek, no. 2041, CJ 281, Bloco A, Cond. Wtorre JK, Vila Nova Conceição, São Paulo/SP, CEP 04543-011; and Mr. Jose Antonio Alvarez Alvarez, Spanish, married, business administrator, holder of Spanish Passport No. PAC890563, registered with the CPF/MF under No. 233.771.448-97, resident and domiciled in Madrid, Spain, with business address at Avenida de Cantabria, s/n, Edificio Pereda, 1ª Planta, 28660, Boadilla del Monte, Madrid/Spain.

(v) as members of the Remuneration Committee, for a term of office entering in force until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2025 Ordinary Shareholders Meeting, Ms. Deborah Patricia Wright, qualified above, as Coordinator; Ms. Deborah Stern Vieitas, qualified above; and Mr. Luiz Fernando Sanzogo Giorgi, Brazilian, divorced, business administrator, holder of the identity card RG nº 7.346.613-X SSP/SP, registered with the CPF/MF under nº 064.116.138-77, with office at Avenida Presidente Juscelino Kubitschek, no. 2041, CJ 281, Bloco A, Cond. Wtorre JK, Vila Nova Conceição, São Paulo/SP, CEP 04543-011.

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[Free English Translation]

It was registered in the minutes that:

(a) The members herein appointed said they are not involved in crime provided for in the law that would prevent them from exercising commercial activities, particularly those mentioned in § 1°, of Article 147 of the Corporation;

(b) The members of the Audit Committee just appointed represent that they fulfill all the conditions set forth in CMN Resolution nº 4,970/2021, as well as of CMN Resolution nº 4,910/2021, and shall only take office of their respective post after authorization of their election by the Central Bank of Brazil; during this period the current members of the Committee remain in the exercise of its functions;

(c) Mr. Jaime Leôncio Singer meets the independence requirements established in art. 45 § 5, and Mr. José de Paiva Ferreira, as Coordinator of the Risk and Compliance Committee, meets the independence requirements established in art. 45 §§ 5 and 6, all of CMN Resolution No. 4,557, of February 23, 2017, as amended; and

(d) the members of the Remuneration Committee appointed herein declare that they meet the requirements established in CMN Resolution No. 3,921/2010.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared and send to be electronically signed by the attendees. Board: Deborah Stern Vieitas, President. Daniel Pareto, Secretary. Signatures: Mrs. Deborah Stern Vieitas; Deborah Patricia Wright, José Antonio Alvarez Alvarez, José de Paiva Ferreira, Angel Santodomingo Martell, Mario Roberto Opice Leão, José Garcia Cantera, Marília Artimonte Rocca and Pedro Augusto de Melo – Board of Directors. São Paulo, May 25, 2023.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: May 26, 2023

Banco Santander (Brasil) S.A.

By:	/S/ Andrea Marques de Almeida
Andrea Marques de Almeida Executive Vice-President

By:	/S/ Gustavo Alejo Viviane
Gustavo Alejo Viviani Vice - President Executive Officer